May 5, 2025	140 Scott Drive
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn

Stephen Krikorian

Mariam Mansaray

Jan Woo

Re:	Hinge Health, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 7, 2025

File No. 333-285682

Ladies and Gentlemen:

Hinge Health, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amendment (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed the Registration Statement on Form S-1 on March 10, 2025, as amended by Amendment No. 1 to the Registration Statement on April 7, 2025 (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on April 21, 2025, from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 7, 2025

Cover Page

1.

Please revise the cover page to clarify that each share of your Series E preferred stock will be convertible at any time into one share of Class B common stock at the option of the holder. Also, clarify in the Description of Capital Stock and risk factor sections whether the Series E preferred stock will automatically convert into Class A or Class B common stock upon your sale of common stock in a firm commitment underwritten public offering.

May 5, 2025

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 15, 81, and 228 of Amendment No. 2 to clarify when and whether the Series E preferred stock is convertible into shares of Class A common stock or Class B common stock.

Preliminary Operating Results for the Three-Months Ended March 31, 2025 (Unaudited), page 10

2.

We note your statement that “[you] are currently unaware of any items that would require [you] to make adjustments to the information set forth below, it is possible that [you] or Deloitte & Touche LLP may identify such items as [you] complete [your] interim financial statements and any resulting changes could be material.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will not be disclosing preliminary results and has removed the section titled “Recent Developments—Preliminary Operating Results for the Three-Months Ended March 31, 2025 (Unaudited).”

*  *  *

May 5, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)

Daniel Perez, Hinge Health, Inc.

David Wood, Hinge Health, Inc.

James Budge, Hinge Health, Inc.

Erica Kassman, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP